Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Notice of Record and meeting date for Annual General Meeting of
     Unitholders

     CALGARY, Feb. 19 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX -
ERF.un, NYSE - ERF) hereby gives notice that March 23, 2010 has been fixed as the Record Date for determination of those Unitholders and holders of Enerplus
Exchangeable Limited Partnership Class B units entitled to receive notice and to vote at the Annual General Meeting of the Fund to be held in the Lecture
Theatre of the Metropolitan Centre, 333 - 4th Avenue SW, in Calgary, Alberta,
commencing at 10:00 a.m. on Friday, May 7, 2010.

     <<
     David A. McCoy
     Vice President, General Counsel & Corporate Secretary
     Enerplus Resources Fund
     >>

     %CIK: 0001126874

     /For further information: Enerplus Resources Fund, The Dome Tower, 3000,
333-7th Avenue SW, Calgary, Alberta, T2P 2Z1, Tel (403) 298-2200, Fax (403)
298-2211, www.enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 19-FEB-10